UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sapiens ALIS Now Available in the Cloud for Life, Annuity

and Pension Providers

Running on Microsoft Azure, Sapiens ALIS provides insurers with an attractive deployment option offering agility, scalability and affordability

Las Vegas, Nevada – April 4, 2016 – From The 2016 Life Insurance Conference, Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced the availability of its cloud proposition for the Sapiens ALIS software suite.

As more and more insurers look to the cloud as an affordable and flexible option to traditional on-premise IT operations, Sapiens has responded with Sapiens ALIS – Sapiens’ core policy administration suite for the life insurance, annuities, pension, savings and medical markets – on Microsoft Azure.

Leveraging Microsoft Azure’s proven, open, and flexible cloud service platform, insurers can now enjoy all that Sapiens ALIS offers, combined with the advantages of the cloud. This includes:

•	A cost efficient solution that utilizes Azure as the technology infrastructure
•	Rapid deployment
•	A highly scalable solution
•	Strong data security

Sapiens ALIS customers can now implement their solution on-premise or over the Microsoft Azure public cloud, as well as other leading cloud solutions. Sapiens’ cloud deployment includes full infrastructure for operations, plus the option of choosing cloud-related managed services delivered by Sapiens’ highly experienced professional services team. The ALIS Cloud proposition is based on a SaaS pricing model, enabling companies to sync their payments to their actual usage levels and business volumes.

“The introduction of Sapiens ALIS in the cloud is the latest in our efforts to continually deliver the best technology, software products and capabilities to address our customers’ needs,” said Roni Al-Dor, Sapiens president and CEO. “Insurers can now take advantage of Sapiens ALIS’ full capabilities regardless of the deployment option, selecting the method that best meets their operation, budget and timeline.”

Sapiens ALIS is Sapiens’ flagship solution designed to enable insurance carriers to quickly and efficiently address the challenges of a highly regulated and increasingly competitive marketplace. The end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the life, pension, annuity and medical segments. Sapiens ALIS life insurance software uniquely combines functional maturity and robustness gained through decades of global success, with cutting-edge innovation and modern technology, complemented by the unmatched delivery capabilities that have been synonymous with Sapiens for 30+ years.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: April 4, 2016